August 14, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	The Advisors’ Inner Circle Fund III (the “Trust”)
File Nos.: 333-192858 and 811-22920
Strategas Global Policy Opportunities ETF (S000075077)
Strategas Macro Thematic Opportunities ETF (S000075078)

Dear Ms. White:

This correspondence responds to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, with respect to the Trust’s Preliminary Proxy Statement (the “Proxy”) filed on July 21, 2023 (SEC Accession No. 0001398344-23-013349). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy.

1.	On page one of the Q and A, the response to “Why am I being asked to approve a new investment sub-advisory agreement with VA?” states that VA Holdings “is expected to acquire” a majority interest in VA. Please modify that language to refer to the Transaction in the past tense if it has already been completed.

Response: We confirm that the requested change has been made through the following modification, with deletions identified by strikethrough and additions underlined.

Pursuant to a purchase agreement signed on March 24, 2023, Vident Capital Holdings, LLC, a subsidiary of MM VAM, LLC (“VA Holdings”), ~~is expected to acquire~~ acquired a majority interest in VA (the “Transaction”).

2.	On page seven, in the section labeled “Executive Officers and Directors of VA,” there are no directors listed in the table. Please include any executive directors of VA.

Response: Vident Advisory, LLC, does not utilize directors and is instead managed by the officers. The reference to Directors has been removed from the disclosure.

If you have any questions or require further information, please contact Ryan Charles at 602-877-7926 or via email at ryan@khc.law.

Sincerely,

/s/ Ryan Charles

Ryan Charles

Principal